UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 13, 2023	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT OF INTENTION TO DELIST AMERICAN DEPOSITARY SHARES FROM THE NEW YORK STOCK EXCHANGE AND SUBSEQUENT ARRANGEMENTS

China Eastern Airlines Corporation Limited (the “Company”) announces that it has notified the New York Stock Exchange (the “NYSE”) on 13 January 2023 (U.S. Eastern Time) of its proposed application for voluntary delisting of its American depositary shares (the “ADSs”) from the NYSE and deregistration of such ADSs and the underlying overseas listed foreign shares (the “H Shares”, with a par value of RMB1 each) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Taking into consideration the following commercial factors: (i) the fact that the underlying number of H Shares represented by the ADSs is relatively small as compared to the total number of H Shares of the Company; (ii) the limited trading volume of the ADSs of the Company as compared to the worldwide trading volume of H Shares of the Company; (iii) the considerable costs associated with maintaining the listing of the ADSs on the NYSE and the registration of the ADSs and the underlying H Shares with the U.S. Securities and Exchange Commission (the “SEC”) and complying with the periodic reporting and related obligations under the Exchange Act; and (iv) the fact that the Company has never utilized the NYSE for any follow-on financings while the Company believes that The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the Shanghai Stock Exchange are sufficient alternatives for the Company’s future financing needs, the board of directors (the “Board”) of the Company approved the delisting of the ADSs from the NYSE and the deregistration of the ADSs and the underlying H Shares under the Exchange Act.

As such, the Company intends to file a Form 25 with the SEC on or around 23 January 2023 to delist its ADSs from the NYSE. Such delisting is expected to become effective ten days after the filing of the Form 25. The last trading day of the ADSs on the NYSE is expected to be on or about 2 February 2023. On and after such date, the ADSs will no longer be listed on the NYSE and whether or not the ADSs will be traded on the over-the-counter market thereafter will depend on the actions of shareholders and independent third parties, without the Company’s involvement.

After the delisting becomes effective, once the Company satisfies the conditions for deregistration, the Company intends to file a Form 15F with the SEC to deregister the ADSs and the underlying H Shares under the Exchange Act. Thereafter, the reporting obligations of the Company under the Exchange Act will be suspended unless the Form 15F is subsequently revoked or rejected. The deregistration and the termination of the reporting obligations of the Company under the Exchange Act are expected to become effective 90 days after the filing of the Form 15F. Upon the filing of the Form 15F, the Company will make available the information required by Rule 12g3–2(b) under the Exchange Act on its website at www.ceair.com. The Company, as a listed issuer, will also continue to comply with its financial reporting and other obligations under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The Company intends to terminate its ADSs program in an appropriate manner in accordance with the deposit agreement in due course after the delisting of the ADSs from the NYSE. The H Shares of the Company will continue to be traded on the Hong Kong Stock Exchange.

The Company reserves its right in all aspects to postpone or withdraw the above filings prior to their effectiveness; if necessary, the Company will make further announcements as required by the Listing Rules and other applicable laws.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 13 January 2023

As at the date of this announcement, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

Announcement of Intention to Delist American Depositary Shares from the New York Stock Exchange and Subsequent Arrangements

SHANGHAI, January 13, 2023/ PRNewswire/ China Eastern Airlines Corporation Limited (the “Company”) announces that it has notified the New York Stock Exchange (the “NYSE”) on 13 January 2023 (U.S. Eastern Time) of its proposed application for voluntary delisting of its American depositary shares (the “ADSs”) from the NYSE and deregistration of such ADSs and the underlying overseas listed foreign shares (the “H Shares”, with a par value of RMB1 each) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Taking into consideration the following commercial factors: (i) the fact that the underlying number of H Shares represented by the ADSs is relatively small as compared to the total number of H Shares of the Company; (ii) the limited trading volume of the ADSs of the Company as compared to the worldwide trading volume of H Shares of the Company; (iii) the considerable costs associated with maintaining the listing of the ADSs on the NYSE and the registration of the ADSs and the underlying H Shares with the U.S. Securities and Exchange Commission (the “SEC”) and complying with the periodic reporting and related obligations under the Exchange Act; and (iv) the fact that the Company has never utilized the NYSE for any follow-on financings while the Company believes that The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the Shanghai Stock Exchange are sufficient alternatives for the Company’s future financing needs, the board of directors (the “Board”) of the Company approved the delisting of the ADSs from the NYSE and the deregistration of the ADSs and the underlying H Shares under the Exchange Act.

As such, the Company intends to file a Form 25 with the SEC on or around 23 January 2023 to delist its ADSs from the NYSE. Such delisting is expected to become effective ten days after the filing of the Form 25. The last trading day of the ADSs on the NYSE is expected to be on or about 2 February 2023. On and after such date, the ADSs will no longer be listed on the NYSE and whether or not the ADSs will be traded on the over-the-counter market thereafter will depend on the actions of shareholders and independent third parties, without the Company’s involvement.

After the delisting becomes effective, once the Company satisfies the conditions for deregistration, the Company intends to file a Form 15F with the SEC to deregister the ADSs and the underlying H Shares under the Exchange Act. Thereafter, the reporting obligations of the Company under the Exchange Act will be suspended unless the Form 15F is subsequently revoked or rejected. The deregistration and the termination of the reporting obligations of the Company under the Exchange Act are expected to become effective 90 days after the filing of the Form 15F. Upon the filing of the Form 15F, the Company will make available the information required by Rule 12g3–2(b) under the Exchange Act on its website at www.ceair.com. The Company, as a listed issuer, will also continue to comply with its financial reporting and other obligations under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The Company intends to terminate its ADSs program in an appropriate manner in accordance with the deposit agreement in due course after the delisting of the ADSs from the NYSE. The H Shares of the Company will continue to be traded on the Hong Kong Stock Exchange.

The Company reserves its right in all aspects to postpone or withdraw the above filings prior to their effectiveness; if necessary, the Company will make further announcements as required by the Listing Rules and other applicable laws.

Contact Email of Investor Relations: ir@ceair.com

QIN Yan

+86-21-2233-0934

qinyan@ceair.com